Exhibit 21.1

Subsidiaries of Bleach Group, Inc.

Hombeck Trading Ltd. (British Virgin Islands)

Bleach Pty Ltd. (Australia)

Ksubi Pty Ltd. (Australia)

Bleach International (EU) Ltd. (Hong Kong)

Bleach USA, Inc. (California)

Something Else by Natalie Wood Pty Ltd. (Australia)

Bleach Europe SARL (France)

Bleach Europe Distribution SAS (France)